EXHIBIT 1.5

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Aurizon Mines Ltd. The Offer (as defined below) is being made solely by the Offer and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below). The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders (as defined below) residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto.

January 14, 2013

NOTICE OF OFFER TO PURCHASE

all of the outstanding Common Shares of

AURIZON MINES LTD.

for consideration per Common Share of, at the election of each holder,

Cdn$4.65 in cash (the “Cash Alternative”) or

0.2801 of an Alamos common share (the “Share Alternative”),

subject, in each case, to pro-ration as set out in the Offer and Circular

Alamos Gold Inc. (“Alamos”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares (the “Common Shares”) of Aurizon Mines Ltd. (“Aurizon”), other than any Common Shares owned, directly or indirectly, by Alamos and its affiliates, and including Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, exchange or conversion of options issued under Aurizon’s stock option plan (“Options”) or any other rights to acquire Common Shares. The Offer, which is subject to certain terms and conditions, is set forth in the offer and related take-over bid circular dated January 14, 2013 (the “Offer and Circular”) and the letter of transmittal and the notice of guaranteed delivery accompanying the Offer and Circular (collectively, the “Offer Documents”), copies of which are being filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission. Copies of the Offer Documents will be available at www.sedar.com and www.sec.gov.

Each holder of Common Shares (a “Shareholder”) may elect to receive either the Cash Alternative or the Share Alternative in respect of all of the Shareholder’s Common Shares deposited under the Offer. The total amount of cash available under the Offer is limited to Cdn$305,000,000 and the total number of common shares of Alamos (the “Alamos Shares”) available for issuance under the Offer is limited to 23,500,000 Alamos Shares.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on Tuesday, February 19, 2013 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is subject to certain conditions, which are described in the Offer and Circular, in particular (i) there having been validly deposited or tendered under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with the Common Shares held by Alamos and its affiliates, represents at least 66 2/3% of the Common Shares outstanding (calculated on a fully diluted basis), and (ii) certain regulatory approvals having been obtained and/or waiting periods having expired. These and other conditions of the Offer are fully described in the Offer and Circular. Subject to applicable laws, Alamos reserves the right to withdraw or extend the Offer and not to take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”. The Offer represents a premium of approximately 40% and 39% based on the closing price of Cdn$3.33 and US$3.39 for the Common Shares on the TSX and the NYSE MKT on January 9, 2013, respectively, and a premium of approximately 37% based on the volume-weighted average price of the Common Shares on the TSX and the NYSE MKT for the 20 trading days ended January 9, 2013.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Such nominees are likely to have established tendering cut-off times that are earlier than the Expiry Time.

Alamos has requested the use of Aurizon’s shareholder and optionholder lists and security position listings for the purpose of disseminating the Offer Documents to Shareholders and holders of Options. When that information is provided, the Offer Documents will be mailed to record holders of Common Shares and Options and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the name of whose nominees, appear on Aurizon’s shareholder and optionholder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents which contain important information that Shareholders are urged to read in their entirety before making a decision with respect to the Offer.

Copies of the Offer Documents may be obtained without charge from Kingsdale Shareholder Services Inc. (the “Depositary and Information Agent”). Any questions or requests for assistance may be directed by Shareholders to the Depositary and Information Agent at the telephone numbers and location listed below.

By Mail, by Registered Mail, by Hand or by Courier

The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-866-851-3214

E-mail: contactus@kingsdaleshareholder.com   •  Facsimile: (416) 867-2271 or 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

In addition, questions and requests for assistance may be directed to Dundee Capital Markets, the dealer manager for the Offer, at the telephone number and location listed below.

1 Adelaide Street East, Suite 2000, Toronto, Ontario M5C 2V9 Tel: 416-350-3388 • Toll-Free: 1-888-332-2661